Notice of Exempt Solicitation

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 15, 2024

Dear Fellow GEO Group Shareholder,

At The GEO Group’s (“GEO’s” or the “Company’s”) annual shareholder meeting on May 3, 2024, shareholders can urge GEO to take meaningful action on systemic racism, which we believe is critical in light of recent revelations regarding conditions in a GEO immigration detention facility. Proposal #6 on GEO’s proxy card, “Shareholder Proposal Regarding a Third-Party Racial Equity Audit and Report” (the “Proposal”), asks GEO to move beyond diversity initiatives and philanthropy to analyze the full range of adverse racial impacts caused by the Company’s business and operations.

The recently-conducted diversity, equity and inclusion (“DE&I”) review that GEO touts in its statement in opposition to the Proposal deals with only a small slice of the Proposal’s request and does not address the ways in which GEO’s business as well as activities such as political spending contribute to systemic racism. Conducting a full racial equity audit would allow GEO to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. We urge shareholders to vote FOR Proposal #6.

The Proposal states:

RESOLVED that shareholders of The GEO Group Inc. (“GEO”) urge the Board of Directors to oversee an independent third-party racial equity audit analyzing GEO’s adverse impacts on nonwhite stakeholders and communities of color and GEO’s plans to mitigate any such impacts. Input from civil rights organizations, criminal justice experts, and employees should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be disclosed on GEO’s website.

1.	GEO’s DE&I Review Fails to Address the Adverse Racial Impacts Caused by GEO’s Business Model and Other Activities Such as Political Spending and Lobbying

GEO’s statement in opposition to the Proposal leans heavily on a recently-conducted DE&I review, which the Company said “covers the Company’s Board and Management oversight of DEI related matters, including existing DEI related company policies and how those policies are communicated to GEO’s employees through robust training and to other stakeholders. . . DEI programs and detailed metrics with respect to GEO’s diverse workforce, the diverse populations GEO serves, the diverse communities in which the company operates, and the diverse suppliers and vendors who are an important part of GEO’s supply chain.”

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The scope of the racial equity audit requested in the Proposal, however, goes far beyond DE&I. The Proposal asks that GEO’s racial equity audit address racially adverse impacts of the Company’s business, which involves the incarceration of inmate and detainee populations that are disproportionately non-white.1 (Some such impacts are discussed below.)

GEO’s political spending and lobbying may also have negative racial impacts. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”2

GEO has reportedly helped to draft policies of the American Legislative Exchange Council, which has promoted state legislation hindering the use of alternatives to incarceration.3 In addition to GEO’s PAC donations to 2020 election objectors documented in the Proposal, GEO has also made donations benefiting politicians favoring immigration detention policies that could help GEO. These contributions include a $2 million donation to the Trump inauguration and a $225,000 donation to a super PAC that contributed $22 million to Trump’s election.4 A racial equity audit would provide an opportunity for GEO to analyze the racial impacts of these activities.

The firm that performed GEO’s DE&I review, Governance & Accountability Institute, Inc. (“GAI”), does not appear to have any experience conducting racial equity audits. On its website, GAI lists a number of services it offers, including greenhouse gas emissions inventories and other climate-related services5; sustainability reporting, ESG survey response, and reporting standards and framework support6; communications services7; and investor relations support.8 GAI does not mention any custom services involving an analysis like that undertaken in a racial equity audit. Searches for “racial equity” and “civil rights” return no results.

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1 People of color are disproportionately represented in private low and medium security facilities at least in part because contracts tend to exclude elderly and ill inmates who are more likely to be white. http://journal.radicalcriminology.org/index.php/rc/article/view/44/html

2 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

3 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 128.

4 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 131.

5 https://www.ga-institute.com/services/our-portfolio-of-services/climate-ghg-mitigation-risk-analysis.html

6 https://www.ga-institute.com/services/our-portfolio-of-services/sustainability-esg-reporting-disclosure.html

7 https://www.ga-institute.com/services/our-portfolio-of-services/communications-design.html

8 https://www.ga-institute.com/services/our-portfolio-of-services/investor-relations.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

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Finally, stakeholders consulted in the course of an audit may point the auditor toward other ways in which GEO contributes to systemic racism. Regardless of how robust it is, a DE&I review falls far short of the comprehensive racial equity audit sought in the Proposal.

2.	Recently-Uncovered Information Regarding Conditions at a GEO Immigration Detention Facility Strengthens the Case for a Racial Equity Audit

Harmful practices in correctional facilities have a disparate impact on people of color, who make up a disproportionate number of inmates and detainees.9 Following a Freedom of Information Act request and lengthy legal battle, NPR recently obtained more than 1,600 pages of reports from inspections of Immigrations and Customs Enforcement (“ICE”) facilities. The inspection reports from GEO’s Aurora ICE Processing Center included a horrifying report of a Iranian detainee who died after being forced to withdraw from opioids cold turkey and having his symptoms ignored, including seizures and vomiting blood clots. The Department of Homeland Security’s medical expert stated about the case:

The complete lack of medical leadership, supervision and care that this detainee was exposed to is simply astonishing and stands out as one of the most egregious failures to provide optimal care in my experience. . . . The magnitude of failures to care for this detainee is only surpassed by the number of such failures. It truly appears that this system failed at every aspect of care possible.10

At Aurora, the expert found other lapses, including a detainee who was diagnosed with HIV but not informed and another whose persistent blood in the urine was not properly investigated. The inspector stated that “[a]ny of these findings alone can be considered an ‘Immediate Jeopardy’ according to the Center[s] for Medicare & Medicaid Services (CMS) and can lead to the closure of large health systems.”11

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9 According to a 2018 law review article, “prisons in the United States house 32.4% of young Black men who have not completed high school, as compared with 6.7% of young white men who did not complete high school, despite some sociological data suggesting that white Americans commit crimes at a rate equal to or higher than people of color.20 If Black and Latinx people were incarcerated at the same rate as white people in the United States, U.S. prison populations would drop by approximately 40%.” https://journals.law.harvard.edu/crcl/wp-content/uploads/sites/80/2018/11/Leung.pdf, at 684

10 https://www.npr.org/2023/08/16/1190767610/ice-detention-immigration-government-inspectors-barbaric-negligent-conditions

11 https://www.npr.org/2023/08/16/1190767610/ice-detention-immigration-government-inspectors-barbaric-negligent-conditions

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

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These recent revelations of woefully inadequate medical care whose impact falls disproportionately on non-white inmates and detainees are bolstered by evidence of overt racial discrimination in GEO facilities. Complaints have been made alleging racist comments and harassment, as well as racially motivated use of excessive force, by staff at the Aurora facility.12 Detainees have claimed that GEO “forced them to perform janitorial work or risk solitary confinement,”13 and voluntary prison labor programs at GEO facilities pay inmates $1 per day.14 Such arrangements have been characterized as a “lawful form of race discrimination,” given the racial makeup of prisons and jails.15

For the reasons discussed above, we urge you to vote FOR Proposal 6 on GEO’s proxy card. If you have any questions, please contact Edgar Hernández via email at edgar.hernandez@seiu.org.

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12 https://coloradosun.com/2022/04/14/aurora-detention-center/

13 https://news.bloomberglaw.com/litigation/geo-group-fights-for-immunity-from-1-a-day-detainee-labor-suit

14 https://www.newsweek.com/private-prison-operator-geo-group-must-pay-inmates-minimum-wage-work-jury-rules-1643313; https://news.bloomberglaw.com/litigation/geo-group-fights-for-immunity-from-1-a-day-detainee-labor-suit

15 https://journals.law.harvard.edu/crcl/wp-content/uploads/sites/80/2018/11/Leung.pdf at 681

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.